T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

July 20th 2010,	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

FURTHER DEVELOPMENTS AT SAN GONZALO

Avino Silver and Gold Mines (“Avino”) is pleased to announce results of further underground development at its San Gonzalo project at the Avino property in Durango Mexico.

Avino’s mine contractor DMG have been driving two declines, the upper level 1 (2306 m) elevation and the lower level 2 (2260 m elevation).  Both levels have intersected the San Gonzalo vein, Level 2 has intersected the San Gonzalo vein and a splay vein.  These are known as  San Gonzalo vein 1 and San Gonzalo.  They are shown on a plan map on Avino’s website.

Avino’s previous news release June 4, 2010 gave results of channel sampling on lines 1 through 15 on the initial drifting (Level 2 2260m) along Veta San Gonzalo 1 (24.73 m length 2.15 m average width, 1.27 g/t gold, 341 g/t silver, 5274 ppm lead, 2273 ppm zinc, 442 ppm copper).

This heading was extended to a further 22 m to S.E. along the San Gonzalo 1 vein.  Line 16 was not on the vein but Lines 17 through Line 21 gave assay results across the vein as follows:-

Line	Width	Au	Ag	Pb	Zn	Cu
	(m)	(g/tonne)
17	1.50	1.874	886	5919	3827	1070
18	1.90	1.526	896	6272	6091	1057
19	1.70	1.621	32	21825	33562	1340
20	2.20	0.828	363	4907	4367	754
21	0.75	5.091	534	12000	10800	7160
Average:	1.61	1.752	532	9651	11438	1605

Level 2 (2260 m) also explored San Gonzalo Vein (see plan map on Avino website).  This vein is narrower but there are values in both footwall and hanging wall.  Values have therefore been averaged across a minimum mining width of 1.2 metres as shown over a strike length of 28.45 metres.

Line	Width	Gold	Silver	Lead	Zinc	Copper
	(m)	(g/tonne)
1	1.20	0.145	35	1302	5090	177
2	1.20	1.157	661	2862	3648	326
3	1.20	0.213	148	1845	15460	461
4	1.20	0.518	101	1143	4174	756
5	1.20	0.491	47	3366	13743	711
6	1.20	0.351	45	917	12538	1818
7	1.20	1.006	68	8741	43950	939
8	1.20	0.850	269	5275	18734	1336
9	1.20	0.439	115	1991	6155	7689
10	1.20	0.404	85	1864	7890	582
11	1.20	0.387	124	2975	11495	842
12	1.20	0.535	246	3230	10167	847
13	1.20	0.185	38	786	8879	408
14	1.20	0.446	64	765	9339	533
15	1.20	0.468	122	2887	12315	414
16	1.20	0.681	149	3317	15233	528
17	1.20	0.564	155	1498	8715	213
18	1.20	0.572	134	3220	12250	200
19	1.20	0.716	190	2140	7143	162
20	1.20	0.631	228	3545	10430	118
Average	1.20	0.538	151	2683	11867	703

The Upper Level 1 (2306 m) has been driven Northwest along the San Gonzalo Vein and has broken in to the old San Gonzalo workings.

The San Gonzalo vein in this location is narrow.  Channel Samples L1 through L14 were collected across the vein along a strike length of 16.88 m.  Over this length the vein averaged 0.73 m wide, 0.562 Gold, 108 Silver, 992 Lead, 2653 Zinc, 487 Copper (all values ppm).

The exploration drift on the Lower Level 2 (2260 m) along the San Gonzalo 1 vein is currently also being advanced to the northwest towards a possible intersection with the San Gonzalo vein.

All samples were assayed at SGS Labs Durango.  The assay method for gold is FAA 313 which is gold by fire assay withAAS finish, For silver, the method is AAS 21E which is a 3 acid digestion followed by AAS finish. For silver assays greater than 300g/t, the FAG 313 is applied which is fire assay followed by a gravimetric finish. ICP 14B is used for lead, zinc and copper. This is an aqua regia digestion followed by ICP-AES finish. For assays greater than 10,000ppm, ICP 90Q is used which is the ore grade version using a sodium peroxide fusion followed by ICP-AES finish.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.